Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of Senior Office Holder who Ceased to Hold a Position
Regulation 34(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970

Note: In addition to the current Immediate Report, a Status Report regarding Senior Office Holders of the Bank reflecting the change has also been filed, as is required following the filing of this kind of Report, pursuant to Regulation 34(d) of the Securities (Periodic and Immediate Reports) Regulations, 1970.

1. First Name: Benjamin
   Surname: Naveh
   Type of Identity Number: Israeli I.D. Number
   Identity Number: 5282462
   Citizenship: Private individual with Israeli citizenship

2. Position no longer held: Senior Vice President, Bank Leumi USA

3. Date on which tenure ceased or will cease: 31 May 2008.
   Date on which tenure began: 1 April 1998

4. To the best of the knowledge of the corporation, the retirement does not involve circumstances which require notification to the holders of the securities of the corporation.

5. Manner of ending of tenure: End of tenure.

6. The individual will not continue to fulfill any other role in the corporation.

7. The Senior Office Holder will not continue to be an Interested Person or Senior Office Holder of the corporation after his retirement.

dlw 6/4

8. Does the Company view the Director who retired as possessing accounting and financial expertise? N/A

9. Text of the notice of resignation of an External Director and reasons for resignation: N/A

10. Date and time at which the corporation first became aware of the matter being the subject of the report: 2 June 2008 at 10:00.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

Summary Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

2 June 2008

To: Israel Securities Authority (www.isa.gov.il)
The Tel Aviv Stock Exchange (www.tase.co.il)

Immediate Report of a Change in the Securities of the Corporation

The Corporation announces that on 2 June 2008, there was a change in the number of securities of the Corporation, as follows:

1. Description of the Nature of the Change:
   1. Exercise of additional options of the Bank.

Date of Change	Nature of Change	Type and Name of Security in relation to which the Change Occurred	Tel Aviv Stock Exchange Registration No.	Amount of the Change	Executed through the Stock Exchange Clearing House
2 June 2008	Exercise of Options	Leumi Options 01/06	6040125	484,132	No

2.a. Status of the Share Capital of the Corporation following the Changes:

Name and Type of Share	Tel Aviv Stock Exchange Registration No.	Number of Shares in the Registered Capital	Issued and Paid Up Share Capital	
			Amount in Previous Report	Current Amount
Leumi	604611	1,715,000,000	1,468,573,103	1,469,057,235

b. Status of Other Securities of the Corporation:

Security Registration No.	Name of the Security	Amount in the Previous Report	Current Amount	Traded on the Stock Exchange
6040075	Leumi Subordinated Capital Notes (Series A)	213,676,322	213,676,322	No
6040091	Leumi Special Capital Notes	321,900,000	321,900,000	No
6040125	Leumi Options 01/06	29,110,255	28,626,123	No
6010133	Leumi A – Commercial Paper	401,950,000	397,950,000	No

c. Updated registers of security holders of the Corporation, including the register of stockholders, register of option holders, register of note holders and register of commercial paper holders are available to the public through the Distribution Website of the Israel Securities Authority (http://www.magna.isa.gov.il/)

Notes:

1. The balance of the options (Leumi Options 01/06) issued on 14 February 2006 are exercisable at the rate of one share for every option until 14 February 2009.
2. In 1998 and 1999, a total of NIS 641,029,122 par value Subordinated Capital Notes (Series A) were issued, to be repaid in 6 equal annual payments on 30 September of each year beginning from 2004.
3. NIS 321,900,000 par value Deposits/Subordinated Capital Notes which were issued on 5 June 2002 are convertible, under certain circumstances, into 138,064,577 ordinary shares of the Bank.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il

END